UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 February 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2018 Full Year Results

2018 Full Year Results

Key Points
●  Record EBITDA1 delivery at €3.37 billion

●  Continued profit growth and margin improvement amid weather disruption and an inflationary cost environment

●  Strong financial discipline maintained with €2.4 billion operating cash flows from continuing operations and year-end net debt/EBITDA of <2.1x

●  Share buyback programme continues; €0.8 billion returned to shareholders in 2018

●  Dividend per share increased 6% to 72.0c

●  Profit improvement programme progressing well

Trading Highlights
●  Sales of €26.8 billion, 6% ahead of 2017

●  Like-for-like sales ahead 3%; up 2% in Europe, 4% in the Americas and 8% in Asia

●  EBITDA of €3.37 billion, 7% ahead of 2017

●  Like-for-like EBITDA ahead 3%; up 3% in Europe and the Americas and down 44% in Asia

●  EBITDA margin of 12.6% (2017: 12.5%)

●  EPS from continuing operations of 172.0c per share, 11% ahead of 2017 adjusted EPS (excluding 2017 one-off gains)

Year ended 31 December	2018	2017
	€m	€m	Change
Sales revenue	26,790	25,220	+6%
EBITDA	3,365	3,146	+7%
EBITDA margin	12.6%	12.5%	+10bps

Operating Profit (EBIT) from continuing operations	2,177	2,095	+4%

Profit after tax from continuing operations	1,436	1,812
Profit after tax from discontinued operations	1,085	107
Group profit for the financial year	2,521	1,919	+31%

Basic earnings per share (€ cent)	302.4	226.8	+33%
Basic/adjusted* earnings per share from continuing operations (€ cent)	172.0	154.3	+11%

Dividend per share (€ cent)	72.0	68.0	+6%

*2017 basic earnings per share from continuing operations of 214.0c is adjusted to exclude the one-off impact of changes in corporate tax rates in the United States and a Swiss pension plan past service credit.

Albert Manifold, Chief Executive, said today:
"2018 was another year of record profit delivery for CRH. We benefited from good demand and continued favourable market fundamentals in the Americas coupled with positive underlying momentum in Europe. Both were experienced against a backdrop of energy-related input cost inflation and significant weather disruption throughout the year but with a continued focus on performance improvement and operational delivery, margins were ahead of last year. Supported by strong cash generation, we continued to deliver value through efficient capital management, completing €3.6 billion of acquisitions and €3.0 billion of disposals, while returning €0.8 billion to shareholders in the year through our share buyback programme. CRH remains well positioned to build upon the gains made in 2018. With a relentless focus on continuous business improvement, margin expansion, cash generation and returns for shareholders, together with continued strong financial discipline and efficient allocation of capital, we believe 2019 will be a year of progress and further growth for the Group."

Announced Thursday, 28 February 2019

[1] See pages 34 to 39 for glossary of alternative performance measures (including EBITDA, net debt/EBITDA, EBITDA net interest cover, adjusted EPS and like-for-like) used throughout this report.

2018 Full Year Results

Overview
The overall trading environment for the Group in 2018 was positive with good demand and continued favourable market fundamentals in the Americas coupled with positive underlying momentum in Europe; both experienced against a backdrop of energy-related input cost inflation and significant weather disruption throughout the year.

Sales of €26.8 billion for the period were 6% ahead of 2017 and 3% ahead on a like-for-like basis, reflecting the benefit of acquisitions together with different dynamics in each of the Group's regions and Divisions.

Despite harsh winter weather conditions experienced in the early months and record levels of rainfall during the year, our Americas operations benefited from a positive macroeconomic backdrop and good underlying demand in the United States (US). An organic sales increase of 4% in our Americas Materials Division was supported by continued growth across all sectors in our markets. Americas Products saw growth along the West Coast and in parts of the South, due to good residential and non-residential construction, partly offset by softness in some Northern US regions. Overall sales improved by 2% compared to 2017.

In Europe, total sales were up 4% compared with 2017 and organic sales were 2% ahead due to ongoing improvement in key markets. Performance for Europe Heavyside was positive, particularly for our operations in Ireland, the Benelux, Denmark and Poland with more challenging trading conditions in the United Kingdom (UK), due to continued Brexit uncertainty during the year. With sales 5% ahead of 2017, it was a year of progress for Europe Lightside, boosted by acquisitions in the Network Access Products and Construction Accessories platforms. Europe Distribution had a mixed performance with ongoing positive momentum in the Netherlands, particularly in residential construction, partly offset by first half challenges in Switzerland and Belgium.

In Asia, against a backdrop of strong domestic demand and accelerating government infrastructure spending, the Philippine economy continued to perform amidst inflationary pressures. However, the resultant volumes and price progress was more than offset by cost increases, particularly energy.

EBITDA for the year amounted to €3.37 billion, a 7% increase on 2017 (2017: €3.15 billion) as the benefit from acquisitions and underlying growth was partly offset by energy-related input cost inflation and the non-recurrence of a one-off past service credit of €81 million due to changes in the Group's pension scheme in Switzerland in 2017.

Depreciation and amortisation charges in 2018 amounted to €1.13 billion (2017: €1.05 billion). In addition, an impairment charge of €56 million (2017: €nil million) was recognised in 2018 in respect of the carrying value of certain property, plant and equipment and intangible assets, including €20 million related to the disposal of the Group's DIY business in the Netherlands and Belgium, completed in July 2018.

Divestments and asset disposals from continuing operations during the period generated a total loss on disposals of €24 million (2017: profit of €56 million). The profit after tax on the divestment of our Americas Distribution business in January 2018 amounted to €1.1 billion and is included in profit after tax from discontinued operations.

The Group's €60 million share of profits from equity accounted investments was behind the prior year (2017: €65 million), reflecting mixed performance across the markets in which these investments operate.

After net finance costs of €351 million (2017: €349 million), the Group reported profit before tax from continuing operations of €1.9 billion in 2018 (2017: €1.9 billion). Earnings per share for the period were 33% higher than last year at 302.4c (2017: 226.8c). Continuing operations earnings per share for the year were 172.0c or 11% ahead of 2017 adjusted earnings per share from continuing operations, that also excluded the one-off impact of changes in corporate tax rates in the US and a Swiss pension plan past service credit.

Note 2 on page 18 analyses the key components of 2018 performance on a continuing operations basis.

Dividend
CRH's capital allocation policy reflects the Group's strategy of generating industry leading returns through value-accretive allocation of capital, while delivering long-term dividend growth for shareholders.

Further to the 5% dividend increase in 2017, an interim dividend of 19.6c (2017: 19.2c) per share was paid in September 2018. The Board is recommending a final dividend of 52.4c per share. This would give a total dividend of 72.0c for the year (2017: 68.0c), an increase of 6% over last year. The earnings per share for the year were 302.4c, representing a cover of 4.2 times the proposed dividend for the year while continuing operations earnings per share for the year were 172.0c, representing a cover of 2.4 times the proposed dividend for 2018.

It is proposed to pay the final dividend on 30 April 2019 to shareholders registered at the close of business on 15 March 2019. In connection with the share buyback programme, CRH announced the suspension of the scrip dividend scheme on 2 May 2018. Therefore the final dividend will be paid wholly in cash.

While the Board continues to believe that a progressive dividend policy is appropriate for the Group, our target is to build dividend cover to 3 times before one-off items over the medium-term and accordingly, any dividend increases in coming years will lag increases in earnings per share.

Share Buyback Programme

On 25 April 2018, the Group announced its intention to repurchase ordinary shares of up to €1.0 billion over the forthcoming 12 months. Between 2 May and 31 December 2018, 27.9 million ordinary shares were repurchased on the London Stock Exchange and Euronext Dublin for a total of €789 million, at an average price of €28.24 per share. The Group remains committed to the programme and it is expected that it will complete over the timeframe indicated.

Finance

Total net finance costs of €351 million were broadly in line with last year (2017: €349 million) as the cost of higher average debt levels in the period compared with 2017 was offset by the non-recurrence in 2018 of a one-off charge of €18 million relating to the early redemption of a portion of US dollar bonds in 2017. Finance costs included discount unwinding and pension-related financial expenses of €46 million (2017: €42 million). Excluding these non-cash expenses and the one-off charge, net debt-related interest amounted to €305 million (2017: €289 million).

The tax charge of €426 million for the year (2017: €55 million) equated to an effective tax rate (tax charge as a % of pre-tax profit) of 22.9%, compared with 2.9% in 2017. The 2017 effective tax rate was influenced by a one-off reduction of €440 million in the Group's net deferred tax liabilities, due to changes in tax legislation related to the enactment of the "Tax Cuts and Jobs Act" in the US during 2017; excluding this, the underlying effective tax rate for 2017 was 26.5%.

Reflecting our relentless focus on cash management, the Group generated net cash flow from operating activities of €1.9 billion for the year (2017: €2.2 billion) or €2.4 billion excluding cash outflows related to the Americas Distribution discontinued operation, primarily the tax paid in respect of the profit on disposal. Year-end net debt of under €7.0 billion (2017: €5.8 billion) was in line with guidance provided in November, benefiting from strong inflows from operations and disciplined capital expenditure. Net debt to EBITDA was below 2.1x (2017: 1.8x) and, based on net debt-related interest costs, EBITDA net interest cover for 2018 was 11.0x (2017: 10.9x).

In March 2018, the Group successfully issued a total of US$1.5 billion dollar bonds, comprised of a US$0.9 billion 10-year bond at a coupon rate of 3.95% and a US$0.6 billion 30-year bond at a coupon rate of 4.5%. Concurrently, the Group redeemed the US$0.29 billion bond due in July 2018 at a make-whole price. The bond issues reflect CRH's commitment to prudent management of our debt and the timing of the related maturities and also to maintaining an investment grade credit rating.

The Group ended 2018 with total liquidity of €5.9 billion comprising €2.3 billion of cash and cash equivalents on hand and almost €3.6 billion of undrawn committed facilities (which are available until 2023). At year end, the cash balances were enough to meet all maturing debt obligations for the next 3.1 years and the weighted average maturity of the remaining term debt was 11.5 years.

CRH also has a US$1.5 billion US commercial paper programme and a €1.5 billion Euro commercial paper programme. The purpose of these programmes is to provide short-term liquidity at attractive terms. There was no commercial paper outstanding under either of these programmes at 31 December 2018.

Development Update

In 2018, the Group spent a total of c. €3.6 billion (including deferred and contingent consideration in respect of prior year acquisitions) on 46 acquisition/investment transactions. On the divestment front, the Group realised business and asset disposal proceeds of c. €3.0 billion, which demonstrates CRH's commitment to active portfolio management as part of our strategy to deliver improved margins and returns. Our strategic review of the European Distribution business is ongoing.

2018 Acquisitions

The most significant acquisition in 2018 was the June acquisition of Ash Grove Cement Company (Ash Grove), which gives CRH a market leadership position in the North America cement market, allowing for greater vertical integration with our existing aggregates, asphalt and readymixed concrete businesses.

In addition to the acquisition of Ash Grove, our Americas Materials Division completed 23 bolt-on acquisitions and one investment throughout the US and Canada for consideration of c. €370 million. The Americas Products Division also completed six bolt-on acquisitions in 2018 at a cost of c. €160 million.

In Europe, 14 acquisitions and one investment with a total spend of c. €120 million were completed. Our Europe Heavyside business completed ten acquisitions across the UK, Ireland and France, and one investment in Poland. Our Europe Lightside Division completed an acquisition in both the UK and Australia, while our Europe Distribution Division completed an acquisition in both Belgium and Germany, complementing our existing operations in these countries.

2018 Divestments and disposals

The majority of divestment proceeds relate to the divestment of our Americas Distribution business in January 2018 for a final agreed consideration of c. €2.4 billion. In July, the Group completed the divestment of our DIY business in the Netherlands and Belgium, together with certain related property assets, for total consideration of c. €0.5 billion. A further 18 smaller business divestments were completed across all segments demonstrating our continued focus on portfolio management. In addition to these business divestments, the Group realised proceeds of c. €0.1 billion from the disposal of surplus property, plant and equipment.

Outlook
Supported by continued favourable market dynamics, we expect the US economy to continue to advance in 2019 at a similar pace to recent trends. We expect continued growth in US housing construction and that non-residential construction will also show gains. Federal funding for infrastructure in 2019 is expected to increase, while state fiscal conditions continue to improve, with more states introducing additional infrastructure funding measures. In Canada, we anticipate the overall market to be ahead in 2019.

The backdrop in Europe is expected to be positive with continued progress in key markets, albeit with regional variations. While Brexit has created a level of uncertainty, against an overall backdrop of increasing demand, particularly in the residential sector, we expect progress in Europe to continue in 2019. In the Philippines, with the benefit of continued economic growth we expect progress in the cement market in 2019.

CRH remains well positioned to build upon the gains made in 2018. With a relentless focus on continuous business improvement, margin expansion, cash generation and returns for shareholders, together with continued strong financial discipline and efficient allocation of capital, we believe 2019 will be a year of progress and further growth for the Group.

Europe Heavyside

			Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Pension credit1	Organic	2018	% change
Sales revenue	6,902	-54	+511	-53	-	+305	7,611	+10%
EBITDA	839	-9	+65	-1	-20	+37	911	+9%
Operating profit	478	-6	+36	-	-20	+13	501	+5%
EBITDA/sales	12.2%						12.0%
Operating profit/sales	6.9%						6.6%

1Swiss pension plan past service credit of €20 million in 2017

The 2018 trading performance for Europe Heavyside was positive, particularly for our operations in Ireland, the Benelux, Denmark and Poland, with more challenging trading conditions in the UK due to increased input costs and continued uncertainty as to the impact on construction activity following the Brexit vote. The year-on-year organic sales growth was reflected in an increase in operating profit, as prices progressed and a continued focus on performance initiatives contributed to the growth to offset cost inflation, which is a feature across all markets.

Tarmac (UK)

Despite challenging weather conditions earlier in the year and ongoing political and economic uncertainty in the UK, sales in our Tarmac business were ahead of 2017, underpinned by growth in contracting sales and more modest growth in other materials. Overall, operating profit was behind compared with prior year as continued progress on performance improvement measures was offset by increased input costs and a challenging market environment.

Europe North

A positive performance in the UK lime business as a result of strong environmental volumes partially offset the decline in cement volumes, resulting in overall UK sales and operating profit being behind 2017.

In Ireland, sales and operating profit were ahead of 2017 mainly due to the continued market recovery, particularly in the Dublin region. Volumes increased and positive pricing trends were evident across key products, offsetting increased input costs, particularly energy.

Although cement and readymixed concrete volumes in Finland were slightly behind in 2018, aggregates volumes were higher, positively impacted by project activity. The concrete products business also performed well due to good market demand, particularly residential, and overall sales and operating profit finished ahead of 2017.

Europe West

Sales and operating profit in France benefited from favourable trading conditions, as good underlying demand resulted in increased volumes and a positive pricing environment for key products, with the exception of the precast concrete business, which was impacted by project delays.

Sales in the Benelux were ahead of 2017, as a positive contribution from the structural businesses reflected good demand in the residential sector, together with improved readymixed concrete pricing. Operating profit finished ahead of 2017, benefiting from good underlying market demand and one-off income.

In Denmark, sales and operating profit finished ahead of prior year, as the business benefited from good underlying demand and progress in pricing achieved during the year.

In Spain, results advanced on prior year, with improved pricing in cement and readymixed concrete partly offset by lower cement volumes, due to severe weather at the beginning of the year and the conclusion of a major project during the year.

Despite a significant increase in cement volumes in Switzerland, benefiting from solid construction growth, sales and operating profit were behind prior year due to a decline in cement and readymixed concrete prices, reflecting strong competition.

In Germany, improved cement pricing as well as the contribution of our lime business Fels, resulted in sales and operating profit ahead of prior year.

Europe East

Trading in Poland was ahead of prior year with good performance in all businesses. Healthy volumes were supported by the economy and the construction sector, which continued to grow at high rates. In addition, good price development was achieved across all activities in a competitive market, contributing to the positive performance in 2018.

In Ukraine, pricing improved in all businesses in 2018 resulting in organic sales finishing ahead year-on-year, however cement volumes declined due to increased market capacity and unfavourable weather conditions during the first quarter, which combined with cost inflation and logistical constraints resulted in operating profit being behind 2017.

Continued solid economic and construction growth in 2018 contributed to improved sales in Hungary and Slovakia. Despite increasing input costs, operating profit was ahead of prior year, mainly as a result of higher volumes across the businesses.

In Serbia, cement and readymixed concrete volumes increased compared to prior year and overall sales and operating profit were ahead of 2017, supported by performance improvement initiatives.

In Romania, after a slow start to the year, affected by very poor weather conditions, cement volumes recovered and were ahead of prior year. In addition good pricing and margin progression contributed to sales and operating profit growth.

Europe Lightside

			Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	1,440	-11	+16	-12	+75	1,508	+5%
EBITDA	143	-1	+2	+1	+7	152	+6%
Operating profit	102	-1	+1	+1	+7	110	+8%
EBITDA/sales	9.9%					10.1%
Operating profit/sales	7.1%					7.3%

With sales 5% ahead of 2017, it was a successful year for Europe Lightside, boosted by acquisitions in the Network Access Products and Construction Accessories platforms. The Netherlands saw a significant improvement in performance as the economy continued to expand. Activity levels in Australia were good and the Polish market also benefited from a strong increase in demand. Sales in the key markets of Germany and the UK remained stable, where the UK incurred some headwinds on profitability driven by the under-performance of the now divested Plaka UK business and a changing customer mix in Network Access Products. Operating profit for the Division increased by 8% as a result of the improved sales performance and a continued focus on cost optimisation and margin enhancement.

Construction Accessories

It was another year of solid organic sales and operating profit growth for the Construction Accessories platform, primarily driven by improvements in Western European markets. In Germany, labour shortages on building sites and resulting project delays impacted overall performance. Excluding the divested Plaka business, trade in our UK business saw continued growth. The Australian business benefited from continued demand in the high-rise residential market and was also boosted by an acquisition earlier in the year. The export market remained important but challenging due to further project delays, however performance in the Chinese and US markets improved.

Shutters & Awnings

The Shutters & Awnings business recorded a 1% increase in sales compared with the prior year, whilst operating profit remained flat. Once again operations in the Netherlands were assisted by a positive economic environment, supported by favourable weather conditions, while a focus on improvement initiatives and an increased online presence in the UK business resulted in sales and margin growth. Our German businesses were impacted by lower margins due to a combination of increasing input and labour costs in a more competitive environment.

Network Access Products & Perimeter Protection

Network Access Products had another year of growth in sales and operating profit. The Australian business continued to experience growth driven by a robust construction market. The French market also saw improvements, while the underlying performance in the UK was behind last year due to a change in customer mix, which was partly offset by an acquisition in the second quarter of 2018.

The Perimeter Protection business showed a solid increase in sales and operating profit. In the permanent fencing business, performance was driven by the Netherlands, which benefited from the strong economy, while improvement in the mobile fencing business was driven by strong trading across most of our key markets.

Architectural Products

As a result of a favourable economic environment in certain key markets, sales and operating profit finished ahead of prior year. In Poland, operations experienced strong demand and an improvement in performance, through increased sales of higher margin products and overall price improvement. Despite the disruptive weather conditions early in the year, sales in the German business finished ahead of 2017, however, operational challenges and an unfavourable sales mix resulted in operating profit below prior year. The French business was divested in November. The Benelux operations benefited from higher demand in public markets.

Europe Distribution

			Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Pension credit2	Organic	2018	% change
Sales revenue1	4,145	-38	+109	-255	-	-105	3,856	-7%
EBITDA	269	-2	+2	-25	-61	-2	181	-33%
Operating profit	207	-1	+1	-19	-61	-15	112	-46%
EBITDA/sales	6.5%						4.7%
Operating profit/sales	5.0%						2.9%

1Reported 2018 sales were impacted by the change in treatment of certain direct sales at GBM to an agency (net commission) basis following the adoption of the new revenue accounting standard, IFRS 15. Excluding the adjustment (c. €175 million), like-for-like sales were 2% ahead of 2017

2Swiss pension plan past service credit of €61 million in 2017

Europe Distribution realised modest like-for-like sales growth in 2018, excluding the change in treatment of certain direct sales. This increase was driven mainly by our General Builders Merchants business, with ongoing positive momentum in the Netherlands, particularly in residential construction activity. Furthermore, our SHAP business in Germany continued to gain market share in a relatively flat market. These positive developments were partly offset by challenging market conditions in a competitive environment across our Swiss business, particularly in the first half of the year. Overall sales were behind 2017, primarily due to the divestment of our DIY business in the Benelux.

General Builders Merchants (GBM)

Our General Builders Merchants business realised solid like-for-like sales, excluding the change in treatment of certain direct sales, and improved like-for-like operating profit. Positive market conditions and performance improvement initiatives led to continued growth of operating profit in the Netherlands, while sales and profit growth in Germany was partly attributable to prior year acquisitions. Underlying sales in Switzerland were marginally behind 2017, with the residential market remaining challenging due to a tendency towards multi-family homes, which contributed to lower margin levels. Our businesses in France and Austria were impacted by adverse weather in the beginning of the year and increased competition from new entrants.

Sanitary, Heating and Plumbing (SHAP)

Our SHAP business in Germany continued to realise growth and gained further market share, benefiting from additional pick-up locations and showrooms. Our Belgian business faced some challenges in a somewhat slower market, which negatively impacted results. Sales and profit at our business in Switzerland were below prior year, due to continued challenges in the residential market and increased competition.

Our SHAP business completed acquisitions in Germany and Belgium in the second half of the year. These bolt-on acquisitions had a modest impact on sales and operating profit in 2018.

DIY (Do-It-Yourself)

While DIY sales were down on a like-for-like basis driven by the ongoing trend towards online sales, focus on operational productivity resulted in improved underlying profits. In Germany, our DIY business recovered from the inclement weather conditions in the beginning of the year and realised stable sales and profit levels. Overall results however were impacted by the disposal of our DIY business in the Benelux in July 2018.

Americas Materials

			Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	7,970	-356	+1,026	-26	+337	8,951	+12%
EBITDA	1,270	-56	+267	-12	+24	1,493	+18%
Operating profit	858	-37	+176	-9	+21	1,009	+18%
EBITDA/sales	15.9%					16.7%
Operating profit/sales	10.8%					11.3%

Following significant development activity in 2018 and the latter half of 2017, Americas Materials operating profit was €1.0 billion in 2018, 18% ahead of the prior year. Continued economic growth in the residential, non-residential and infrastructure sectors drove underlying demand and organic sales were 4% ahead of 2017, while organic operating profit grew 3%. The Division experienced pricing progress, with improvements across all products. However, margins were impacted by poor weather in key markets and ongoing cost inflation, with notable increases in bitumen, a key input in asphalt production, and energy costs, including diesel and gasoline.

Total aggregates volumes including acquisitions increased 8% in 2018, with the impact of inclement weather impacting like-for-like volumes, which were 1% ahead. Average prices increased 3% on a like-for-like basis and 2% overall compared with 2017, however margins were under pressure due to increased input costs.

With a later start to paving projects across some key regions and further weather-related delays experienced in the third quarter in the North and Central divisions, like-for-like asphalt volumes were down 3% with total volumes down 2%. Like-for-like prices improved 10%, but higher bitumen costs negatively impacted margins.

Total readymixed concrete volumes were 29% ahead of 2017 due to acquisition activity, and prices improved 3%. Like-for-like volumes were impacted by the unfavourable weather, though margins improved as management continued to focus on operational performance.

Overall paving and construction services revenue for 2018 increased 6% and like-for-like revenue was up 4%, mainly driven by the South division, which benefited from a good paving season that extended into the last quarter of the year. Input cost pressure, particularly in raw materials and energy, negatively impacted overall margins in the year.

The acquisition of Ash Grove in June 2018 gave CRH a market leadership position in the North American cement market, and including the partial year of ownership with our operations in Florida, Canada and Brazil, resulted in total cement volumes in 2018 of over ten million tonnes. Combined with an additional 24 bolt-on transactions, Americas Materials spent €3.3 billion in the year, adding c. 1.6 billion tonnes of reserves to the business.

United States

Despite unfavourable weather throughout the year, like-for-like sales increased 5% in 2018, and like-for-like operating profit increased 4%. US operations are organised into five divisions: North, South, Central, West and Cement.

The North division comprises operations in 13 states, with key operations in Ohio, New York, New Jersey and Michigan. Like-for-like sales increased 5%, mainly due to improved aggregates volumes and prices, as well as greater construction sales. However, adverse weather conditions and increased input costs resulted in a flat operating profit performance.

The South division comprises operations in 12 states with key operations in Florida, West Virginia and North Carolina. Like-for-like sales increased 11%, benefiting from increased construction activity with several new projects undertaken in key states. Volumes and price increases across all products resulted in a strong operating profit performance in the year.

The Central division has operations in ten states, with key operations in Texas, Minnesota and Arkansas. With record levels of rainfall and flooding, like-for-like sales decreased 4%. Reduced volumes and margin pressure resulted in operating profit finishing behind 2017.

The West division has operations in ten states, with key operations in Utah, Idaho, Washington and Colorado. With strong pricing across all products and volumes growth aided by acquisitions, sales increased 12% during 2018. Although delayed funding in certain states impacted like-for-like aggregates and asphalt volumes, operating profit was ahead of 2017.

Our cement operations delivered higher volumes in 2018 primarily due to the acquisition of Ash Grove and a full year of ownership of the Suwannee American Cement business. Strong price realisation across our major markets and synergies with CRH's heritage businesses contributed good operating profits in 2018. Integration of the Ash Grove business progressed well and the business performed in line with expectations.

Canada

Canada had moderate GDP growth in 2018, with solid jobs growth. The economy lost some momentum in the second half of the year due to a slowdown in business and government spending. Cement volumes and prices were behind 2017 due to the exit of the Maritimes market and competitive cement market conditions. The business continued to optimise its terminal network and to further penetrate US markets. Furthermore, adverse weather conditions impacted volumes in our other product categories and as a result, operating profit was behind 2017.

Brazil

Continued political uncertainty, particularly in relation to the presidential elections as well as a truck drivers strike, impacted the Brazilian economy during 2018. The weakness in the construction market continued. CRH cement volumes were stable, in line with consumption trends in the Southeast region. Selling price increases were achieved in a higher input cost environment.

Americas Products

			Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	4,327	-187	+193	-2	+102	4,433	+2%
EBITDA	573	-25	+21	+1	+33	603	+5%
Operating profit	435	-19	+12	+1	+30	459	+6%
EBITDA/sales	13.2%					13.6%
Operating profit/sales	10.1%					10.4%

Construction activity continued to benefit from the improved macroeconomic backdrop; however, volumes were impacted by bad winter and wet fall weather, continued supply-side factors such as labour and construction cost inflation, and competitive markets. Similar to 2017, Americas Products saw growth along the West Coast of the US and in parts of the South due to good residential and non-residential construction activity, partly offset by softness in Canada and parts of the Northern US, due to weather and slower growth markets. Targeted price increases, operational efficiencies, procurement initiatives and overhead cost reductions all helped deliver improved margins despite cost increases in raw materials, labour, and logistics. Americas Products achieved a 6% increase in total operating profit.

Americas Products completed six acquisitions for total consideration of c. €160 million. The acquisitions of Coral Industries and SIGCO extended OBE's geographic footprint and product offerings in the Southeast and Northeast US, respectively. Similarly, the Concrete Specialties acquisition and the Ash Grove packaging division added geographic exposure to Central US markets where Infrastructure and APG, respectively, had a relatively small presence.

Architectural Products (APG)

APG saw modest sales growth in 2018, benefiting from healthy residential RMI demand, but volumes were limited by adverse weather, as well as contract labour shortages. Demand for most products was particularly strong along the West Coast, which together with commercial initiatives, drove a small increase in like-for-like sales compared with 2017. Overall, APG saw solid operating profit growth due to acquisition results and cost reduction initiatives, which more than offset the unfavourable impacts from rising logistics and input costs.

BuildingEnvelope® (OBE)

Non-residential building activity in 2018 was muted by higher building materials costs, increasingly tight skilled labour markets and higher interest rates. OBE saw relatively flat organic revenue in 2018 because of a strategic shift away from larger projects. However, OBE achieved increased operating profits due to improved trading results at its metals and glazing hardware businesses and the inclusion of acquisition results, which more than offset the effects of higher labour and raw material costs.

Infrastructure

The Oldcastle Precast business was rebranded to Oldcastle Infrastructure in 2018 to better reflect the diversity of its product offerings. Sales growth advanced in 2018 due to good demand for both private construction and public infrastructure, particularly in the Southeast, West and Mountain states of the US. Infrastructure recorded significantly increased operating profits, due to reductions in fixed overheads, better operational execution, and good acquisition performance. Infrastructure was also able to pass on price increases to offset input cost inflation, and the business saw backlog growth in 2018.

Asia

			Analysis of change
€ million	2017	Exchange	Organic	2018	% change
Sales revenue	436	-36	+31	431	-1%
EBITDA	52	-7	-20	25	-52%
Operating profit	15	-4	-25	-14	-193%
EBITDA/sales	11.9%			5.8%
Operating profit/sales	3.4%			-3.2%

Philippines

Against a backdrop of strong domestic demand and accelerating government infrastructure spending, the Philippine economy continued to perform despite inflationary pressures and tighter global financial conditions. The favourable long-term outlook for the construction industry remains with the government's increased focus on capital investment.

Organic revenue performance advanced due to positive prices and ongoing demand from all segments. However, notwithstanding this, operating profit was significantly behind 2017 primarily due to higher fuel and power costs, which were only partially offset by continued commercial excellence and operational performance initiatives.

China

Cement demand remained subdued in Northeast China. Price increases partially offset lower volumes and increased coal prices, however Yatai Building Materials'2018 performance was lower than 2017.

India

Strong growth in My Home Industries Limited (MHIL) volumes in India was driven mainly by a sustained pick up in infrastructure spend in Andhra Pradesh and Telangana. However, prices continued to be under pressure due to competition and large institutional sales. Increased fuel prices were exacerbated by adverse foreign exchange rates. As a result, MHIL ended 2018 with operating profit lower than prior year.

Primary Financial Statements
and
Summarised Notes
Year ended 31 December 2018

Consolidated Income Statement
for the financial year ended 31 December 2018

	2018	2017
	€m	€m

Revenue	26,790	25,220
Cost of sales	(18,152)	(16,903)
Gross profit	8,638	8,317
Operating costs	(6,461)	(6,222)
Group operating profit	2,177	2,095
(Loss)/profit on disposals	(24)	56
Profit before finance costs	2,153	2,151
Finance costs	(339)	(301)
Finance income	34	12
Other financial expense	(46)	(60)
Share of equity accounted investments' profit	60	65
Profit before tax from continuing operations	1,862	1,867
Income tax expense	(426)	(55)
Group profit for the financial year from continuing operations	1,436	1,812
Profit after tax for the financial year from discontinued operations	1,085	107
Group profit for the financial year	2,521	1,919

Profit attributable to:
Equity holders of the Company
From continuing operations	1,432	1,788
From discontinued operations	1,085	107
Non-controlling interests
From continuing operations	4	24
Group profit for the financial year	2,521	1,919

Basic earnings per Ordinary Share	302.4c	226.8c
Diluted earnings per Ordinary Share	300.9c	225.4c

Basic earnings per Ordinary Share from continuing operations	172.0c	214.0c
Diluted earnings per Ordinary Share from continuing operations	171.2c	212.7c

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2018

	2018	2017
	€m	€m

Group profit for the financial year	2,521	1,919
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	276	(1,076)
(Losses)/gains relating to cash flow hedges	(40)	8
Tax relating to cash flow hedges	5	-
	241	(1,068)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	10	114
Tax relating to retirement benefit obligations	(1)	(33)
	9	81

Total other comprehensive income for the financial year	250	(987)
Total comprehensive income for the financial year	2,771	932

Attributable to:
Equity holders of the Company	2,768	969
Non-controlling interests	3	(37)
Total comprehensive income for the financial year	2,771	932

Consolidated Balance Sheet

as at 31 December 2018
	2018	2017
	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	15,761	13,094
Intangible assets	8,433	7,214
Investments accounted for using the equity method	1,163	1,248
Other financial assets	23	25
Other receivables	181	156
Derivative financial instruments	30	30
Deferred income tax assets	71	95
Total non-current assets	25,662	21,862

Current assets
Inventories	3,061	2,715
Trade and other receivables	4,074	3,630
Current income tax recoverable	15	165
Derivative financial instruments	15	34
Cash and cash equivalents	2,346	2,115
Assets held for sale	-	1,112
Total current assets	9,511	9,771

Total assets	35,173	31,633

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	287	286
Preference share capital	1	1
Share premium account	6,534	6,417
Treasury Shares and own shares	(792)	(15)
Other reserves	296	285
Foreign currency translation reserve	(109)	(386)
Retained income	9,812	7,903
Capital and reserves attributable to the Company's equity holders	16,029	14,491
Non-controlling interests	525	486
Total equity	16,554	14,977

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	8,698	7,660
Derivative financial instruments	18	3
Deferred income tax liabilities	2,209	1,666
Other payables	472	226
Retirement benefit obligations	424	377
Provisions for liabilities	719	693
Total non-current liabilities	12,540	10,625

Current liabilities
Trade and other payables	4,609	4,534
Current income tax liabilities	443	458
Interest-bearing loans and borrowings	618	316
Derivative financial instruments	41	11
Provisions for liabilities	368	371
Liabilities associated with assets classified as held for sale	-	341
Total current liabilities	6,079	6,031
Total liabilities	18,619	16,656

Total equity and liabilities	35,173	31,633

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2018

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m

At 1 January 2018	287	6,417	(15)	285	(386)	7,903	486	14,977
Group profit for the financial year	-	-	-	-	-	2,517	4	2,521
Other comprehensive income	-	-	-	-	277	(26)	(1)	250
Total comprehensive income	-	-	-	-	277	2,491	3	2,771
Issue of share capital (net of expenses)	-	62	-	-	-	-	-	62
Share-based payment expense	-	-	-	67	-	-	-	67
Shares acquired by CRH plc (Treasury Shares)	-	-	(789)	-	-	-	-	(789)
Treasury/own shares reissued	-	-	15	-	-	(15)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	55	-	(56)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(2)	-	(2)
Share option exercises	-	-	-	-	-	7	-	7
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(572)	(12)	(584)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	48	48
At 31 December 2018	288	6,534	(792)	296	(109)	9,812	525	16,554

for the financial year ended 31 December 2017

At 1 January 2017	285	6,237	(14)	286	629	6,472	548	14,443
Group profit for the financial year	-	-	-	-	-	1,895	24	1,919
Other comprehensive income	-	-	-	-	(1,015)	89	(61)	(987)
Total comprehensive income	-	-	-	-	(1,015)	1,984	(37)	932
Issue of share capital (net of expenses)	1	118	-	-	-	-	-	119
Share-based payment expense	-	-	-	62	-	-	-	62
Treasury/own shares reissued	-	-	2	-	-	(2)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	62	-	(63)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(5)	-	(5)
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(546)	(8)	(554)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	20	20
Transactions involving non-controlling interests	-	-	-	-	-	-	(37)	(37)
At 31 December 2017	287	6,417	(15)	285	(386)	7,903	486	14,977

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2018
	2018	2017
	€m	€m
Cash flows from operating activities
Profit before tax from continuing operations	1,862	1,867
Profit before tax from discontinued operations	1,558	146
Profit before tax	3,420	2,013
Finance costs (net)	351	349
Share of equity accounted investments' profit	(60)	(65)
Profit on disposals	(1,539)	(59)
Group operating profit	2,172	2,238
Depreciation charge	1,071	1,006
Amortisation of intangible assets	61	66
Impairment charge	56	-
Share-based payment expense	67	65
Other (primarily pension payments)	(67)	(186)
Net movement on working capital and provisions	(463)	(209)
Cash generated from operations	2,897	2,980
Interest paid (including finance leases)	(335)	(317)
Corporation tax paid	(663)	(474)
Net cash inflow from operating activities	1,899	2,189

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	3,009	222
Interest received	34	11
Dividends received from equity accounted investments	48	31
Purchase of property, plant and equipment	(1,121)	(1,044)
Acquisition of subsidiaries (net of cash acquired)	(3,505)	(1,841)
Other investments and advances	(2)	(11)
Deferred and contingent acquisition consideration paid	(55)	(53)
Net cash outflow from investing activities	(1,592)	(2,685)

Cash flows from financing activities
Proceeds from issue of shares (net)	11	42
Proceeds from exercise of share options	7	-
Transactions involving non-controlling interests	-	(37)
Increase in interest-bearing loans, borrowings and finance leases	1,434	1,010
Net cash flow arising from derivative financial instruments	6	169
Premium paid on early debt redemption	-	(18)
Treasury/own shares purchased	(792)	(3)
Repayment of interest-bearing loans, borrowings and finance leases	(246)	(343)
Dividends paid to equity holders of the Company	(521)	(469)
Dividends paid to non-controlling interests	(12)	(8)
Net cash (outflow)/inflow from financing activities	(113)	343
Increase/(decrease) in cash and cash equivalents	194	(153)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	2,135	2,449
Translation adjustment	17	(161)
Increase/(decrease) in cash and cash equivalents	194	(153)
Cash and cash equivalents at 31 December	2,346	2,135

Supplementary Information

Selected Explanatory Notes to the Consolidated Financial Statements

1.   Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations
The following new standards, interpretations and standard amendments became effective for the Group as of 1 January 2018:

●    IFRS 9 Financial Instruments
●    IFRS 15 Revenue from Contracts with Customers
●    IFRIC 22 Foreign Currency Transactions and Advance Consideration
●    Amendments to IFRS 2 Share-based Payment
●    Amendments to IAS 28 Investments in Associates and Joint Ventures

While the new standards, interpretations and standard amendments did not result in a material impact on the Group's results, the nature and effect of changes required by IFRS 9 and IFRS 15 are described below.

IFRS 9 Financial Instruments
IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement. The Group has applied IFRS 9 retrospectively, but elected not to restate comparative information. The Group has assessed the business models and contractual cash flows which apply to its financial assets and classified the assets into the appropriate IFRS 9 categories accordingly. The classification requirements under IFRS 9 did not impact the measurement or carrying amount of financial assets. The Group's impairment methodology has been revised in line with the requirements of IFRS 9. The simplified approach to providing for expected credit losses has been applied to trade receivables, which requires the use of a lifetime expected loss provision. The Group's current hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. There has not been a significant impact to the financial position of the Group as a result of adopting IFRS 9.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. Under IFRS 15, the Group recognises revenue in the amount of the price expected to be received for goods and services supplied at a point in time or over time (principally using the percentage-of-completion method), as contractual performance obligations are fulfilled and control of goods and services passes to the customer. Revenue contracts generally do not contain multiple performance obligations. Construction contracts usually commence and complete within one financial period and are generally fixed price.

The Group is deemed to be a principal to an arrangement when it controls a promised good or service before transferring them to a customer; and accordingly recognises revenue on a gross basis. Where the Group is determined to be an agent to a transaction, based on the principal of control; the net amount retained after the deduction of any costs to the principal is recognised as revenue.

When a performance obligation is satisfied but a customer has not yet been billed this is recognised as a contract asset (unbilled revenue). Retentions are also recognised as a contract asset within Trade and Other Receivables. When consideration is received in advance of work being performed, or we have billed an amount to a customer that is in excess of revenue recognised on the contract; this is recognised as a contract liability within Trade and Other Payables.

The IFRS 15 transition project did not result in a material impact on the Group's revenue recognition or the classification of contract related assets or liabilities in the Group's Consolidated Balance Sheet.

IFRS being adopted in subsequent years

IFRS 16 Leases
IFRS 16 will replace IAS 17 Leases and related interpretations. CRH will adopt IFRS 16 from 1 January 2019 by applying the modified retrospective approach. The adoption of the new standard will have a material impact on the Group's Consolidated Income Statement and Consolidated Balance Sheet.

The Group's outstanding commitment in respect of all operating leases as at 31 December 2018 is €1,911 million (2017: €1,939 million for continuing operations). The present value of the lease liability and right-of-use asset to be recognised on the Group's Consolidated Balance Sheet at 1 January 2019 is expected to be c. €2.0 billion.

The Group's operating lease expense for 2018 was €628 million (2017: €606 million). Payments for leases which meet the capitalisation exemption criteria that CRH intends to apply will continue to be recorded as an expense within cost of sales and operating costs (excluding depreciation) in the Group's Consolidated Income Statement from 2019 onwards. Ignoring acquisition and divestment activity, potential changes in asset procurement strategies and foreign currency movements, the current estimate of expected spend on exempt leases in 2019 is in the range of €0.25 billion.

Further details on the transition approach taken by the Group will be disclosed in the 2018 Annual Report and Form 20-F.

1.   Basis of Preparation and Accounting Policies - continued

Translation of Foreign Currencies
The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the year and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into euro were:

	Average		Year-end
euro 1 =	2018	2017	2018	2017

Brazilian Real	4.3085	3.6054	4.4440	3.9729
Canadian Dollar	1.5294	1.4647	1.5605	1.5039
Chinese Renminbi	7.8081	7.6290	7.8751	7.8044
Hungarian Forint	318.8897	309.1933	320.9800	310.3300
Indian Rupee	80.7332	73.5324	79.7298	76.6055
Philippine Peso	62.2101	56.9734	60.1130	59.7950
Polish Zloty	4.2615	4.2570	4.3014	4.1770
Pound Sterling	0.8847	0.8767	0.8945	0.8872
Romanian Leu	4.6540	4.5688	4.6635	4.6585
Serbian Dinar	118.2302	121.3232	118.3157	118.3086
Swiss Franc	1.1550	1.1117	1.1269	1.1702
Ukrainian Hryvnia	32.0987	30.0341	31.6900	33.6769
US Dollar	1.1810	1.1297	1.1450	1.1993

2.   Key Components of 2018 Performance

      Continuing operations

€ million	Sales revenue	EBITDA	Operating profit	(Loss)/profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2017	25,220	3,146	2,095	56	(349)	65	1,867
Exchange effects	(682)	(100)	(68)	(2)	9	(2)	(63)
2017 at 2018 rates	24,538	3,046	2,027	54	(340)	63	1,804
Incremental impact in 2018 of:
2017/2018 acquisitions	1,855	357	226	-	(57)	-	169
2017/2018 divestments	(348)	(36)	(26)	(72)	2	-	(96)
Swiss pension past service credit (ii)	-	(81)	(81)	-	-	-	(81)
Early bond redemption	-	-	-	-	17	-	17
Organic	745	79	31	(6)	27	(3)	49
2018	26,790	3,365	2,177	(24)	(351)	60	1,862

% Total change	6%	7%	4%				-
% Organic change	3%	3%	2%				3%

(i)      CRH's share of after-tax profits of joint ventures and associated undertakings.
(ii)     2018 includes the impact of the non-recurrence of a one-off past service credit of €81 million in 2017 due to Swiss pension plan amendments.

3.    Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales from continuing operations accounted for 45% of full-year 2018 (2017: 47%), while EBITDA from continuing operations for the first six months of 2018 represented 34% of the full-year out-turn (2017: 36%).

4.    Revenue

A. Disaggregated revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Europe Heavyside, Americas Materials and Asia businesses; while activities and products are used for the Europe Lightside, Europe Distribution and Americas Products businesses.

				Year end 31 December

	Europe	Europe	Europe	Americas	Americas
	Heavyside	Lightside	Distribution	Materials	Products	Asia	Total
	2018	2018	2018	2018	2018	2018	2018	2017
	€m	€m	€m	€m	€m	€m	€m	€m
Primary geographic markets
Continuing operations
Republic of Ireland (country of domicile)	468	-	-	-	-	-	468	435
Benelux (mainly the Netherlands)	562	371	1,498	-	-	-	2,431	2,589
United Kingdom	3,045	223	-	-	-	-	3,268	3,023
Rest of Europe (i)	3,536	791	2,358	-	-	-	6,685	6,348
United States	-	-	-	7,896	4,065	-	11,961	10,844
Rest of World (ii)	-	123	-	1,055	368	431	1,977	1,981
Total Group from continuing operations	7,611	1,508	3,856	8,951	4,433	431	26,790	25,220
Discontinued operations
United States - Americas Distribution							7	2,343
Total Group							26,797	27,563

			Year end 31 December

	Europe	Europe	Europe	Americas	Americas
	Heavyside (iii)	Lightside	Distribution	Materials (iii)	Products	Asia	Total
	2018	2018	2018	2018	2018	2018	2018
	€m	€m	€m	€m	€m	€m	€m
Principal activities and products
Continuing operations
Cement, lime and cement products	2,075	-	-	810	-	431	3,316
Aggregates, asphalt and readymixed products	2,919	-	-	4,330	-	-	7,249
Construction contract activities*	1,542	62	-	3,811	178	-	5,593
Construction accessories	-	459	-	-	-	-	459
Perimeter protection, shutters & awnings and network access products	-	482	-	-	-	-	482
Architectural and precast products	1,075	505	-	-	2,824	-	4,404
Architectural glass and glazing systems and wholesale hardware distribution	-	-	-	-	1,431	-	1,431
General Builders Merchants, DIY and Sanitary, Heating & Plumbing	-	-	3,856	-	-	-	3,856
Total Group from continuing operations	7,611	1,508	3,856	8,951	4,433	431	26,790
Discontinued operations
Exterior and Interior Products -Americas Distribution							7
Total Group							26,797

* Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.
Footnotes (i), (ii) and (iii) appear on page 20

4.    Revenue - continued

B. Unsatisfied long-term construction contracts and other performance obligations
Revenue yet to be recognised from fixed-price long-term construction contracts, primarily within our Europe Heavyside and Americas Materials businesses, amounted to €1,848 million at 31 December 2018. The majority of open contracts at 31 December 2018 will close and revenue will be recognised within 12 months of the balance sheet date.

Footnotes to revenue disaggregation on page 19

(i)      The Rest of Europe principally includes Austria, Czech Republic, Denmark, Finland, France, Germany, Hungary, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)     The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii)    Europe Heavyside and Americas Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

5.    Share of Equity Accounted Investments' Profit

The Group's share of joint ventures' and associates' profit after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	2018	2017
	€m	€m
Group share of:
Revenue	1,575	1,398
EBITDA	138	154
Operating profit	74	87
Profit after tax	60	65

Analysis of Group share of profit after tax:
Share of joint ventures' profit after tax	33	43
Share of associates' profit after tax	27	22
Share of equity accounted investments' profit after tax	60	65

6.    Segment Information

	2018		2017
	€m	%	€m	%
Revenue
Continuing operations
Europe Heavyside	7,611	28.4	6,902	25.1
Europe Lightside	1,508	5.6	1,440	5.2
Europe Distribution	3,856	14.4	4,145	15.0
Americas Materials	8,951	33.4	7,970	28.9
Americas Products	4,433	16.5	4,327	15.7
Asia	431	1.6	436	1.6
Total Group from continuing operations	26,790	99.9	25,220	91.5
Discontinued operations - Americas Distribution	7	0.1	2,343	8.5
Total Group	26,797	100.0	27,563	100.0
EBITDA
Continuing operations
Europe Heavyside	911	27.1	839	25.4
Europe Lightside	152	4.5	143	4.3
Europe Distribution	181	5.4	269	8.1
Americas Materials	1,493	44.4	1,270	38.4
Americas Products	603	18.0	573	17.3
Asia	25	0.7	52	1.6
Total Group from continuing operations	3,365	100.1	3,146	95.1
Discontinued operations - Americas Distribution	(5)	(0.1)	164	4.9
Total Group	3,360	100.0	3,310	100.0
Depreciation, amortisation and impairment
Continuing operations
Europe Heavyside	410	34.5	361	33.7
Europe Lightside	42	3.5	41	3.8
Europe Distribution	69	5.8	62	5.8
Americas Materials	484	40.8	412	38.4
Americas Products	144	12.1	138	12.9
Asia	39	3.3	37	3.4
Total Group from continuing operations	1,188	100.0	1,051	98.0
Discontinued operations - Americas Distribution	-	-	21	2.0
Total Group	1,188	100.0	1,072	100.0
Operating profit
Continuing operations
Europe Heavyside	501	23.1	478	21.4
Europe Lightside	110	5.1	102	4.6
Europe Distribution	112	5.1	207	9.2
Americas Materials	1,009	46.4	858	38.3
Americas Products	459	21.1	435	19.4
Asia	(14)	(0.6)	15	0.7
Total Group from continuing operations	2,177	100.2	2,095	93.6
Discontinued operations - Americas Distribution	(5)	(0.2)	143	6.4
Total Group	2,172	100.0	2,238	100.0
(Loss)/profit on disposals - continuing operations
Europe Heavyside	7		19
Europe Lightside	(33)		-
Europe Distribution	(9)		4
Americas Materials	44		29
Americas Products	(33)		4
Asia	-		-
Total Group (i)	(24)		56
Footnote (i) appears on page 22

6.   Segment Information - continued

	2018		2017
	€m		€m
Reconciliation of Group operating profit to profit before tax - continuing operations:
Group operating profit from continuing operations (analysed on page 21)	2,177		2,095
(Loss)/profit on disposals (i)	(24)		56
Profit before finance costs	2,153		2,151
Finance costs less income	(305)		(289)
Other financial expense	(46)		(60)
Share of equity accounted investments' profit	60		65
Profit before tax from continuing operations	1,862		1,867

	2018		2017
	€m	%	€m	%
Total assets
Europe Heavyside	9,042	28.7	8,932	33.3
Europe Lightside	1,079	3.4	1,100	4.1
Europe Distribution	1,720	5.4	2,178	8.1
Americas Materials	13,798	43.8	9,180	34.3
Americas Products	4,404	14.0	4,017	15.0
Asia	1,467	4.7	1,402	5.2
Subtotal	31,510	100.0	26,809	100.0
Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,163		1,248
Other financial assets	23		25
Derivative financial instruments (current and non-current)	45		64
Income tax assets (current and deferred)	86		260
Cash and cash equivalents	2,346		2,115
Assets held for sale	-		1,112
Total assets as reported in the Consolidated Balance Sheet	35,173		31,633

Total liabilities
Europe Heavyside	2,599	39.4	2,641	42.6
Europe Lightside	287	4.4	302	4.9
Europe Distribution	478	7.2	563	9.1
Americas Materials	2,063	31.3	1,628	26.2
Americas Products	977	14.8	895	14.4
Asia	188	2.9	172	2.8
Subtotal	6,592	100.0	6,201	100.0

	2018	2017
	€m	€m
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Total segment liabilities (analysed above)	6,592	6,201
Interest-bearing loans and borrowings (current and non-current)	9,316	7,976
Derivative financial instruments (current and non-current)	59	14
Income tax liabilities (current and deferred)	2,652	2,124
Liabilities associated with assets classified as held for sale	-	341
Total liabilities as reported in the Consolidated Balance Sheet	18,619	16,656

(i)      For profit on disposal from discontinued operations refer to note 9 on page 24.

7.    Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2018	2017
	€m	€m
Numerator computations
Group profit for the financial year	2,521	1,919
Profit attributable to non-controlling interests	(4)	(24)
Numerator for basic and diluted earnings per Ordinary Share	2,517	1,895
Profit after tax for the financial year from discontinued operations	1,085	107
Numerator for basic and diluted earnings per Ordinary Share from continuing operations	1,432	1,788

	Number of	Number of
	Shares	Shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year	832.4	835.6
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	4.2	5.2
Denominator for diluted earnings per Ordinary Share	836.6	840.8

Earnings per Ordinary Share
- basic	302.4c	226.8c
- diluted	300.9c	225.4c

Earnings per Ordinary Share from continuing operations
- basic	172.0c	214.0c
- diluted	171.2c	212.7c

8.    Dividends

	2018	2017
Net dividend paid per share	68.4c	65.4c
Net dividend declared for the year	72.0c	68.0c
Dividend cover (Earnings per share/Dividend declared per share) - continuing and discontinued operations	4.2x	3.3x
Dividend cover - continuing operations	2.4x	3.1x

The Board is recommending a final dividend of 52.4c per share. This would give a total dividend of 72.0c for the year (2017: 68.0c), an increase of 6% over last year.

In connection with the share buyback programme, CRH announced the suspension of the scrip dividend alternative on 2 May 2018. Therefore, the final dividend will be paid wholly in cash.

Dividends are generally paid in euro. However, to avoid costs to shareholders, dividends are paid in Pounds Sterling and US Dollars to shareholders whose addresses, according to CRH's Share Register, are in the UK and the US respectively. However, where shares are held in the CREST system, dividends are automatically paid in euro unless a currency election is made. In respect of the final dividend proposed to be paid on 30 April 2019 to shareholders registered at the close of business on 15 March 2019, the latest date for receipt of currency elections is 15 March 2019.

9.    Assets Held for Sale and Discontinued Operations

A. Profit on disposal of discontinued operations
On 2 January 2018, the Group completed the divestment of its 100% holding in Allied Building Products, the trading name of our former Americas Distribution segment. The assets and liabilities associated with this transaction met the "held for sale" criteria set out in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations and were reclassified accordingly as assets or liabilities held for sale as at 31 December 2017. As the business was divested in 2018, all opening balances have been reclassified back to the relevant asset and liability categories prior to their divestment for presentation purposes. With the exception of Allied Building Products, no other businesses divested in 2018 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5.

No businesses met the IFRS 5 held for sale criteria at 31 December 2018.

The table below sets out the proceeds and related profit recognised on the divestment which is included in profit after tax for the financial year from discontinued operations.

2018
€m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	472
- cash and cash equivalents	18
- working capital and provisions	367
- deferred tax	(14)
Net assets disposed	843
Reclassification of currency translation effects on disposal	(27)
Total	816
Proceeds from disposal (net of disposal costs)	2,379
Profit on disposal from discontinued operations	1,563

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	2,379
Less: cash and cash equivalents disposed	(18)
Total	2,361

B. Results of discontinued operations
The results of the discontinued operations included in the Group profit for the financial year are set out as follows:
	2018	2017
	€m	€m
Revenue	7	2,343

EBITDA	(5)	164
Depreciation	-	(16)
Amortisation	-	(5)
Operating (loss)/profit	(5)	143
Profit on disposals	1,563	3
Profit before tax	1,558	146
Attributable income tax expense	(473)	(39)
Profit after tax	1,085	107

Basic earnings per Ordinary Share from discontinued operations	130.4c	12.8c
Diluted earnings per Ordinary Share from discontinued operations	129.7c	12.7c

Cash flows from discontinued operations
Net cash (outflow)/inflow from operating activities (i)	(469)	111
Net cash inflow/(outflow) from investing activities (ii)	2,361	(27)
Net cash (outflow)/inflow from financing activities	(5)	1
Net cash inflow	1,887	85

(i)      Includes the corporation tax paid in 2018 on the sale of Allied Building Products.
(ii)     Includes the proceeds from the sale of Allied Building Products.

10.    Net Finance Costs

Continuing operations	2018	2017
	€m	€m

Finance costs	339	301
Finance income	(34)	(12)
Other financial expense	46	60
Total net finance costs	351	349

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	308	290
Net credit re change in fair value of derivatives and fixed rate debt	(3)	(1)
Net debt-related interest costs	305	289
Premium paid on early debt redemption	-	18
Net pension-related finance cost	10	11
Charge to unwind discount on provisions/deferred and contingent consideration	36	31
Total net finance costs	351	349

11.    Net Debt

	2018		2017
	Fair value	Book value	Fair value	Book Value
	€m	€m	€m	€m
Non-current assets
Derivative financial instruments	30	30	30	30
Current assets
Derivative financial instruments	15	15	34	34
Cash and cash equivalents (i)	2,346	2,346	2,135	2,135
Non-current liabilities
Interest-bearing loans and borrowings	(8,605)	(8,698)	(8,100)	(7,660)
Derivative financial instruments	(18)	(18)	(3)	(3)
Current liabilities
Interest-bearing loans and borrowings (ii)	(618)	(618)	(321)	(321)
Derivative financial instruments	(41)	(41)	(11)	(11)
Group net debt	(6,891)	(6,984)	(6,236)	(5,796)

(i)      Included within cash and cash equivalents in 2017 is cash at bank and in hand reclassified as held for sale of €20 million.
(ii)     Included within interest-bearing loans and borrowings in 2017 is bank overdrafts reclassified as held for sale amounting to €5 million.

Gross debt, net of derivatives, matures as follows:
	2018	2017
	€m	€m

Within one year	644	298
Between one and two years	748	494
Between two and five years	2,069	2,035
After five years	5,869	5,104
Total	9,330	7,931

11.    Net Debt - continued

Reconciliation of opening to closing net debt:
	2018	2017
	€m	€m

At 1 January	(5,796)	(5,297)
Debt in acquired companies	(74)	(12)
Increase in interest-bearing loans, borrowings and finance leases	(1,434)	(1,010)
Net cash flow arising from derivative financial instruments	(6)	(169)
Repayment of interest-bearing loans, borrowings and finance leases	246	343
Increase/(decrease) in cash and cash equivalents	194	(153)
Mark-to-market adjustment	2	9
Translation adjustment	(116)	493
At 31 December	(6,984)	(5,796)

Market capitalisation
Market capitalisation, calculated as the year-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	2018	2017
	€m	€m
Market capitalisation at year-end	18,846	25,129

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 31 December 2018. In March 2018, the Group exercised the first of its options to extend the €3.5 billion syndicated facility to 2023.

	2018	2017
	€m	€m
Between two and five years	3,565	3,554
After five years	18	-
	3,583	3,554

Lender covenants
The Group's major bank facilities require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)   Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (2017: 4.5 times). As at 31 December 2018 the ratio was 11.2 times (2017: 11.6 times);

(2)   Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (2017: €6.2 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2018 net worth (as defined in the relevant agreement) was €18.8 billion (2017: €16.6 billion).

11.    Net Debt - continued

Net debt metrics
The net debt metrics based on net debt as shown in note 11, EBITDA as defined on page 34 and net debt-related interest as shown in note 10 are as follows:

	2018	2017
-
EBITDA net interest cover (EBITDA divided by net interest) - continuing operations	11.0x	10.9x
EBIT net interest cover (EBIT divided by net interest) - continuing operations	7.1x	7.2x

Net debt as a percentage of market capitalisation	37%	23%
Net debt as a percentage of total equity	42%	39%

12.    Operating Lease Rentals

Continuing operations	2018	2017
	€m	€m

Hire of plant and machinery	324	292
Land and buildings	243	258
Other operating leases	61	56
Total	628	606

13.    Commitments under Operating and Finance Leases

Operating leases
The Group has entered into operating leases for a range of assets, principally relating to property. Lease commitments are provided for up to the earliest break clause in the lease. These property leases have varying terms, renewal rights and escalation clauses, including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment under operating leases. The terms and conditions of these operating leases do not impose any significant financial restriction on the Group.

	2018	2017
	€m	€m

Within one year	353	419
After one year but not more than five years	769	962
More than five years	789	810
	1,911	2,191

The commitments above include €nil million of operating lease commitments (2017: €252 million) relating to discontinued operations.

Finance leases
Future minimum lease payments under finance leases are not material for the Group.

14.    Future Purchase Commitments for Property, Plant and Equipment

	2018	2017
	€m	€m

Contracted for but not provided in the financial statements	449	346
Authorised by the Directors but not contracted for	366	491

15.    Business Combinations

The acquisitions completed during the year ended 31 December 2018 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside:
France: Bellefleur Group (1 July);

Ireland: land adjacent to Gooig Quarry (10 December) and land adjacent to Castlemine Quarry (19 December);

Isle of Man: Mini Mix Concrete Limited (19 September); and

UK: Alun Griffiths Contractors Ltd. (4 January), Hopkins Concrete Ltd. (13 April), certain assets of Breedon plc (1 July), land adjacent to Kingsley Quarry (16 July), land adjacent to Langford Quarry (21 September), and Keele & Kingsley Quarries (16 November).

Europe Lightside:
Australia: Connolly Key Joint Pty Ltd. (30 April); and

UK: NAL Developments Ltd. (3 April).

Europe Distribution:
Belgium: Florisan NV (1 August); and

Germany: Bergmann & Franz Nach. GmbH & Co. KG (1 November).

Americas Materials:
Substantial acquisition: On 20 June, CRH acquired Ash Grove Cement Company (Ash Grove), a leading US cement manufacturer headquartered in Overland Park, Kansas, US. Ash Grove operates eight cement plants across eight states, combined with extensive readymixed concrete, aggregates, packaged products (managed within our Americas Products segment post-acquisition) and associated logistics assets across the US.

Arkansas: Sharp's Property (26 June);

Canada: certain assets of Seegmiller Companies (9 May);

Florida: American Cement Company, LLC. (17 April);

Georgia: assets of Martin Marietta's Forsyth Quarry (27 April);

Idaho: assets of Valley Paving Company (2 April);

Maine: assets of Bruce A. Manzer, Inc. and North Country Concrete, LLC. (2 February);

Michigan: Maybee Property (5 April) and Denniston Property (10 April);

Mississippi: Hazlehurst Property (29 November);

Ohio: East Liberty Property (20 February), certain assets of Allard Excavation, LLC. and its affiliate Mae Materials, LLC. (16 May) and New Conklin Property (14 December);

Oklahoma: assets of Glover & Associates (6 June), certain assets of Mid-Continent Concrete Company and Alliance Transportation, Inc. (22 June) and Roberts Quarry (19 November);

Tennessee: Sand Products of Monterey, LLC. (21 September);

Texas: Robinson Property (9 April), Perales Property (3 July) and certain assets of Tex-Mix (18 September);

Virginia: certain assets of Pounding Mill Quarry Corporation (2 July);

Washington: assets of American Rock Products (2 March) and assets of Spokane Rock Products (2 March); and

West Virginia: David Hill Concrete (24 August).

Americas Products:
Alabama: Coral Industries, Inc. (10 April);

Canada: Les Distributions Vimac Inc. (31 July);

Idaho: Valley Precast, Inc. (6 November);

Illinois: Concrete Specialities Company Inc. (15 August);

Maine: SIGCO, LLC. (6 July); and

Utah: assets of Robertson Manufacturing, Inc. (22 March).

15.    Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Ash Grove	Other Acquisitions	Total	Total
	2018	2018	2018	2017
ASSETS	€m	€m	€m	€m
Non-current assets
Property, plant and equipment	2,076	538	2,614	1,536
Intangible assets	-	58	58	56
Equity accounted investments	1	-	1	-
Total non-current assets	2,077	596	2,673	1,592

Current assets
Inventories	183	72	255	114
Trade and other receivables (i)	191	127	318	129
Cash and cash equivalents	48	21	69	174
Total current assets	422	220	642	417

LIABILITIES
Trade and other payables	(94)	(130)	(224)	(149)
Provisions for liabilities	(81)	(3)	(84)	(49)
Retirement benefit obligations	(114)	(1)	(115)	(52)
Interest-bearing loans and borrowings and finance leases	(32)	(42)	(74)	(12)
Current income tax liabilities	(8)	(7)	(15)	(22)
Deferred income tax liabilities	(365)	(46)	(411)	(132)
Total liabilities	(694)	(229)	(923)	(416)

Total identifiable net assets at fair value	1,805	587	2,392	1,593
Goodwill arising on acquisition (ii)	1,204	300	1,504	487
Joint ventures becoming subsidiaries	-	(120)	(120)	-
Non-controlling interests*	(48)	-	(48)	(20)
Total consideration	2,961	767	3,728	2,060

Consideration satisfied by:
Cash payments	2,961	613	3,574	2,015
Asset exchange	-	12	12	-
Deferred consideration (stated at net present cost)	-	10	10	45
Contingent consideration (iii)	-	93	93	-
Profit on step acquisition (iv)	-	39	39	-
Total consideration	2,961	767	3,728	2,060

NET CASH OUTFLOW ARISING ON ACQUISITION
Cash consideration	2,961	613	3,574	2,015
Less: cash and cash equivalents acquired	(48)	(21)	(69)	(174)
Total outflow in the Consolidated Statement of Cash Flows	2,913	592	3,505	1,841

Footnotes (i) to (iv) appear on page 30.

*Non-controlling interests are measured at the proportionate share of net assets.

15.    Business Combinations - continued

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3 Business Combinations. The acquisition of Ash Grove is deemed to be a material acquisition. None of the remaining acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. Due to the size and scale of the Ash Grove acquisition, the determination of the fair values of identifiable assets acquired and liabilities assumed as disclosed above are provisional (principally in respect of property, plant and equipment, provisions for liabilities and the associated goodwill and deferred tax aspects). The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Footnotes to the acquisition balance sheet on page 29

(i)     Trade and other receivables

	Gross contractual
	amounts due		Loss allowance		Fair value
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
Ash Grove	194	-	(3)	-	191	-
Other acquisitions	130	132	(3)	(3)	127	129
Total Group	324	132	(6)	(3)	318	129

(ii)   The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. €277 million of the goodwill recognised in respect of acquisitions completed in 2018 is expected to be deductible for tax purposes (2017: €260 million).

(iii)   The fair value of contingent consideration of €93 million is arrived at through discounting the expected payment (based on scenario modelling) to present value. On an undiscounted basis, the corresponding future payments on current year acquisitions, for which the Group may be liable, ranges from €136 million to €206 million. This is based on a range of estimated potential outcomes of the expected payment amounts.

(iv)  The profit on step acquisition relates to the acquisition of a controlling stake in American Cement Company, LLC. A gain of €39 million was recognised from remeasuring the 50% equity interest in the acquiree held by the Group prior to the business combination to its acquisition date fair value of €52 million. The gain is recognised within the profit on disposals line in the Consolidated Income Statement.

Acquisition-related costs
	2018	2017
	€m	€m
Ash Grove	13	-
Other acquisitions	7	11
Total Group	20	11

The above acquisition-related costs, which exclude post-acquisition integration costs, have been included in operating costs in the Consolidated Income Statement.

15.    Business Combinations - continued

The below table analyses the 44 acquisitions completed in 2018 (2017: 31 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions		Goodwill		Consideration
	2018	2017	2018	2017	2018	2017
Reportable segments			€m	€m	€m	€m

Europe Heavyside	10	8	46	155	86	698
Europe Lightside	2	-	14	-	34	-
Europe Distribution	2	2	-	17	33	30
Europe	14	10	60	172	153	728

Americas Materials (i)	24	13	1,353	239	3,398	1,171
Americas Products (i)	6	8	60	76	177	162
Americas	30	21	1,413	315	3,575	1,333

Total Group	44	31	1,473	487	3,728	2,061
Adjustments to provisional fair values of prior year acquisitions			31	-	-	(1)
Total			1,504	487	3,728	2,060

(i)     The acquisition of Ash Grove is included within the Americas Materials segment with a portion of goodwill and consideration being allocated to the Americas Products segment to reflect the acquired packaged products business.

Post-acquisition impact
The post-acquisition impact of acquisitions completed during the year on the Group's profit for the financial year was as follows:

	Ash Grove	Other Acquisitions	Total	Total
	2018	2018	2018	2017
	€m	€m	€m	€m

Revenue	633	595	1,228	532
Profit/(loss) before tax for the financial year	119	25	144	(2)

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2018
		CRH Group	CRH Group
	2018	excluding 2018	including 2018
	acquisitions	acquisitions	acquisitions
	€m	€m	€m

Revenue	2,095	25,562	27,657
Profit before tax for the financial year	190	1,718	1,908

16.    Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated funding valuations conducted during the year.

Financial assumptions - scheme liabilities
The major long-term assumptions used by the Group's actuaries in the computation of scheme liabilities and post-retirement healthcare obligations are as follows:

	Eurozone		Switzerland		United States and Canada
	2018	2017	2018	2017	2018	2017
	%	%	%	%	%	%
Rate of increase in:
- salaries	3.50	3.59	1.50	1.25	3.38	3.27
- pensions in payment	1.62	1.70	-	-	-	-
Inflation	1.65	1.75	1.00	0.75	2.00	2.00
Discount rate	2.12	2.05	0.85	0.70	4.10	3.52
Medical cost trend rate	n/a	n/a	n/a	n/a	1.55	6.33

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m

At 1 January	2,622	2,556	(2,999)	(3,147)	(377)	(591)
Administration expenses	(4)	(4)	-	-	(4)	(4)
Current service cost	-	-	(64)	(62)	(64)	(62)
Past service credit (net) (i)	-	-	17	78	17	78
Interest income on scheme assets	59	49	-	-	59	49
Interest cost on scheme liabilities	-	-	(69)	(60)	(69)	(60)
Arising on acquisition	337	5	(452)	(57)	(115)	(52)
Disposals	-	-	6	-	6	-
Remeasurement adjustments:
-return on scheme assets excluding interest income	(137)	112	-	-	(137)	112
-experience variations	-	-	1	11	1	11
-actuarial gain/(loss) from changes in financial assumptions	-	-	120	(29)	120	(29)
-actuarial gain from changes in demographic assumptions	-	-	26	20	26	20
Employer contributions paid	118	123	-	-	118	123
Contributions paid by plan participants	14	14	(14)	(14)	-	-
Benefit and settlement payments	(130)	(114)	130	114	-	-
Translation adjustment	34	(119)	(39)	147	(5)	28
At 31 December	2,913	2,622	(3,337)	(2,999)	(424)	(377)
Related deferred income tax asset					95	72
Net pension liability					(329)	(305)

(i)      Past service credit in 2017 includes a gain of €81 million due to plan amendments in Switzerland. The principal amendment related to the reduction of the annuity conversion factor on retirement from 6.4% to 5.0% of accumulated savings.

A UK High Court ruling in October 2018 relating to the equalisation of guaranteed minimum pensions for men and women did not materially impact the liability associated with the Group's UK defined benefit pension schemes.

17.    Related Party Transactions

Sales to and purchases from joint ventures and associates are as follows:

	Joint Ventures		Associates
	2018	2017	2018	2017
	€m	€m	€m	€m

Sales	107	111	40	51
Purchases	31	55	193	400

Loans extended by the Group to joint ventures and associates are included in financial assets. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included in trade and other receivables and trade and other payables respectively in the Consolidated Balance Sheet.

18.    Statutory Accounts and Audit Opinion

The financial information presented in this report does not constitute the statutory financial statements for the purposes of Chapter 4 of Part 6 of the Companies Act 2014. Full statutory financial statements for the year ended 31 December 2018 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full statutory financial statements for the year ended 31 December 2017, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

19.    Annual Report and Form 20-F and Annual General Meeting (AGM)

The 2018 Annual Report and Form 20-F is expected to be published on the CRH website, www.crh.com, on 8 March 2019 and posted on 27 March 2019 to those shareholders who have requested a paper copy. A paper copy of the Annual Report and Form 20-F may be obtained at the Company's registered office from 27 March 2019. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11:00 a.m. on 25 April 2019.

20.    Board Approval

This announcement was approved by the Board of Directors of CRH plc on 27 February 2019.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance throughout this document and are measures which are regularly reviewed by CRH management. The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies.

Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

EBITDA
EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive and Finance Director). EBITDA margin is calculated by expressing EBITDA as a percentage of sales.

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group's share of equity accounted investments' profit after tax.

A reconciliation of Group profit before tax to EBITDA is presented below. As discontinued operations were disposed of on 2 January 2018, the references to EBITDA throughout this document refer to continuing operations only, except for specific references to discontinued operations.

	Continuing Operations
	2018	2017
	€m	€m

Group profit for the financial year	1,436	1,812
Income tax expense	426	55
Profit before tax	1,862	1,867
Share of equity accounted investments' profit	(60)	(65)
Other financial expense	46	60
Finance costs less income	305	289
Profit before finance costs	2,153	2,151
Loss/(profit) on disposals	24	(56)
Group operating profit (EBIT) (i)	2,177	2,095
Depreciation charge	1,071	990
Amortisation of intangibles	61	61
Impairment charge	56	-
EBITDA (ii)	3,365	3,146

(i)   EBIT from continuing and discontinued operations in 2018 was €2,172 million (2017: €2,238 million).
(ii)  EBITDA from continuing and discontinued operations in 2018 was €3,360 million (2017: €3,310 million).

Glossary of Alternative Performance Measures - continued

RONA

Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH's business segments and to compare to other businesses. The metric measures management's ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group's working capital base.

RONA is calculated by expressing Group operating profit as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (including liabilities associated with assets classified as held for sale) as shown in note 6 on page 22, and excludes equity accounted investments and other financial assets, net debt (as defined on page 36) and tax assets and liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

The calculation of RONA is presented below:
	2018 (i)	2017
	€m	€m

Group operating profit - continuing operations	2,177	2,095
Group operating profit - discontinued operations	-	143
Group operating profit (numerator for RONA computation)	2,177	2,238

Current year
Segment assets (ii)	31,510	26,809
Segment liabilities (ii)	(6,592)	(6,201)
Group segment net assets excluding assets held for sale	24,918	20,608
Assets held for sale	-	1,112
Liabilities associated with assets classified as held for sale	-	(341)
Group segment net assets	24,918	21,379

Prior year (2017 and 2016)
Segment assets (ii)	26,809	27,581
Segment liabilities (ii)	(6,201)	(6,927)
Group segment net assets	20,608	20,654

Average net assets (denominator for RONA computation)	22,763	21,017
RONA	9.6%	10.6%

(i)     As the net segment assets classified as held for sale at year end 2017 were disposed of on 2 January 2018, these have been excluded from the prior year net segment assets for the 2018 RONA calculation. For consistency, the related operating loss of €5 million from discontinued operations is also excluded.
(ii)    Segment assets and liabilities as disclosed in note 6 on page 22.

Glossary of Alternative Performance Measures - continued

Net Debt and Net Debt/EBITDA
Net debt is used by management as it gives a more complete picture of the Group's current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments.

Net Debt/EBITDA is monitored by management and is useful to investors in assessing the Company's level of indebtedness relative to its profitability and cash-generating capabilities. It is the ratio of Net Debt to EBITDA and is calculated below:

	2018	2017
	€m	€m
Net debt
Cash and cash equivalents (i)	2,346	2,115
Interest-bearing loans and borrowings (i)	(9,316)	(7,976)
Derivative financial instruments (net) (i)	(14)	50
Group net debt excluding net debt reclassified as held for sale (ii)	(6,984)	(5,811)

EBITDA - continuing operations	3,365	3,146

	Times	Times
Net debt divided by EBITDA - continuing operations (ii)	2.1	1.8

(i)     These items appear in note 11 on page 25.
(ii)   Net debt/EBITDA from continuing and discontinued operations was 2.1x (2017: 1.8x). 2017 Group net debt including net debt reclassified as held for sale of €15 million was €5,796 million.

Glossary of Alternative Performance Measures - continued

EBITDA Net Interest Cover
EBITDA Net Interest Cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA Net Interest Cover is presented to provide investors with a greater understanding of the impact of CRH's debt and financing arrangements and, as discussed in note 11, is a metric used in lender covenants.

It is calculated below:

	2018	2017
	€m	€m
Interest
Finance costs (i)	339	301
Finance income (i)	(34)	(12)
Net interest	305	289

EBITDA - continuing operations	3,365	3,146

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest) - continuing operations (ii)	11.0	10.9

(i)     These items appear on the Consolidated Income Statement on page 12.
(ii)    EBITDA Net Interest Cover from continuing and discontinued operations in 2018 was 11.0x (2017: 11.5x).

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 11.

EBIT Net Interest Cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures - continued

Adjusted earnings per Ordinary Share
In 2017, adjusted basic earnings per Ordinary Share from continuing and discontinued operations was used by management as it presented a more accurate picture of the profit attributable to equity holders of the Group, before certain one-off items (net of related tax). Presented below is the adjusted basic earnings per Ordinary Share from continuing operations only in 2017, whereby one-off items and profit after tax from discontinued operations in 2017 have been removed in order to be comparable to the current year GAAP measure.

This is a non-GAAP measure as it removes the impact in 2017 of discontinued operations, the one-off past service credit due to changes in the Group's pension scheme in Switzerland and the one-off benefit of a reduction in the Group's deferred tax liabilities due to changes in US tax legislation.

As these were one-off items, relating to 2017 only, no adjusted basic earnings per Ordinary Share is presented for 2018.

2017
€m

Numerator for basic and diluted earnings per Ordinary Share (i)	1,895
One-off Swiss pension past service credit (net of tax) (ii)	(59)
One-off deferred tax credit (including credit relating to discontinued operations)	(447)
Numerator for adjusted basic EPS excluding one-off gains per Ordinary Share from continuing and discontinued operations	1,389
One-off deferred tax credit relating to discontinued operations	7
Profit after tax relating to discontinued operations (iii)	(107)
Numerator for adjusted basic EPS excluding one-off gains per Ordinary Share from continuing operations	1,289

Average shares (i)	835.6

Adjusted earnings per Ordinary Share - continuing operations (iv)	154.3c
Dividend declared for the year	68.0c
Dividend cover (Adjusted earnings per share/dividend declared per share) - continuing operations (iv)	2.3x

(i)     These items appear in note 7 on page 23.
(ii)    The one-off Swiss pension past service credit was €81 million before a tax charge of €22 million.
(iii)   This item appears in note 9 on page 24.
(iv)   Adjusted earnings per Ordinary Share from continuing and discontinued operations in 2017 was 166.2c and the corresponding dividend cover was 2.4x.

Glossary of Alternative Performance Measures - continued

Organic Revenue, Organic Operating Profit and Organic EBITDA
CRH pursues a strategy of growth through acquisitions and investments, with €3,562 million spent on acquisitions and investments in 2018 (2017: €1,905 million). Acquisitions completed in 2017 and 2018 contributed incremental sales revenue of €1,855 million, operating profit of €226 million and EBITDA of €357 million in 2018. Proceeds from divestments and non-current asset disposals amounted to €3,009 million (net of cash disposed and deferred proceeds) (2017: €222 million). The sales impact of divested activities in 2018 was a negative €348 million and the impact at an operating profit and EBITDA level was a negative €26 million and €36 million respectively.

The euro strengthened against most major currencies during 2018, resulting in the average euro/US Dollar rate weakening from 1.1297 in 2017 to 1.1810 in 2018 and the Pound Sterling weakening from an average 0.8767 in 2017 to 0.8847 in 2018. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our trading results, versus the prior year, as shown on the table on page 18.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.

Organic revenue, organic operating profit and organic EBITDA is arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items.

In the Business Performance review on pages 1 to 10, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 5.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. During the course of 2019, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality and adverse economic conditions: Construction activity, and therefore demand for the Group's products, is inherently cyclical as it is influenced by global and national economic circumstances, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

Geopolitical and/or social instability: Adverse and fast changing economic, social, and political situations in any country in which the Group operates could lead to business interruption, restrictions on repatriation of earnings or a loss of plant access. Changes in these conditions may adversely affect the Group's business, results of operations, financial condition or prospects.

Brexit: Uncertainties resulting from the UK's withdrawal from the European Union could pose challenges with currency devaluations, a fall in construction activity in the UK, challenges in labour resources accessing the UK, movement of goods and services and repatriating earnings. Failure by the Group to manage the uncertainties posed by Brexit could result in adverse financial performance and a fall in the Group's net worth.

Commodity products and substitution: Many of the Group's products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce or distribute. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences are addressed. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

Reserves availability and planning: Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

Portfolio management: The Group may engage in acquisition and divestment activity during the year as part of the Group's active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to identify and execute deals in an efficient manner may limit the Group's growth potential and impact financial performance.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest, which gives rise to increased governance complexity and a need for proactive relationship management. The lack of a controlling interest could impair the Group's ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses.

People management: Existing processes around people management (such as attracting, retaining and developing people, leadership succession planning, as well as dealing with collective representation groups) may not deliver, inhibiting the Group achieving its strategy. Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

Principal Operational Risks and Uncertainties
Sustainability, corporate social responsibility and climate change: The Group may face challenges associated with developing and providing innovative building products and solutions that help deliver a more sustainable environment while meeting our social responsibilities, the stringent and ever evolving laws and regulations that govern the climate change agenda and changing consumer demand. Failure to innovate, keep up with current technological changes or changing consumer preferences may result in falling demand for the Group's products, adversely impacting financial performance.

Health and safety performance: The Group's businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates. A significant health and safety incident could have a serious impact on the Group's operational and financial performance, as well as the Group's reputation.

Operational continuity: The Group's operating entities are subject to a wide range of operating risks and hazards including climatic conditions, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. The occurrence of a significant adverse event could lead to prolonged operational interruption, negatively impacting financial performance or the Group's prospects.

Information technology and/or cyber security: The Group is dependent on information technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations. Security breaches, IT interruptions or data loss could result in reputational damage and regulatory penalties and significant financial costs in remediation.

Principal Risks and Uncertainties - continued

Principal Compliance Risks and Uncertainties

Laws and regulations: The Group is subject to a wide variety of local and international laws and regulations across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change. Potential breaches of local and international laws and regulations could result in the imposition of significant fines or sanctions and may inflict reputational damage.

Principal Financial and Reporting Risks and Uncertainties

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. In addition, the Group must maintain a certain minimum interest coverage ratio and a certain minimum level of net worth. A downgrade of the Group's credit ratings or inability to maintain certain financial ratios may give rise to increases in future funding costs and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group's financial position.

Defined benefit pension schemes and related obligations: The assets and liabilities of defined benefit pension schemes, in place in certain operating jurisdictions, exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. Significant cash contributions may be required to remediate deficits applicable to past service. Fluctuations in the accounting surplus/deficit may adversely impact the Group's credit metrics thus harming its ability to raise funds.

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice. Changes in tax regimes or findings in future audits that additional taxes are due could result in incremental tax liabilities which could have a material adverse effect on cash flows, financial condition and results of operations.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into euro and (ii) declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro. Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Goodwill impairment: Significant under-performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group's income and equity.

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2018 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 February 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary